

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

May 22, 2007

By Facsimile and U.S. Mail

Mr. Charles P. Huffman
Chief Financial Officer
EnergySouth, Inc
2828 Dauphin Street
Mobile, Alabama 36606

> **Re:** **EnergySouth, Inc**
> **Form 10-K for the fiscal year ended September 30, 2006**
> **Filed December 14, 2006**
> **File No. 000-29604**

Dear Mr. Huffman:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Charles P. Huffman
EnergySouth, Inc.
May 23, 2007
Page 2

Form 10-K September 30, 2006

Item 7. Management's Discussion and Analysis

Results of Operations, page 16

1. We note in certain circumstances changes in your results of operations are supported quantitatively and in some cases the discussions are supported by a narrative without identifying the incremental numerical changes. For instance, in your discussion of operations and maintenance on page 19 the narrative begins by identifying the underlying reasons for increased expense but does not mention the numerical impact. Towards the end of the same paragraph quantitative amounts for other underlying causes are included. We also noted similar issues regarding your Liquidity and Capital Resources discussion. Cash inflows and outflows from investing and financing are quantified while cash flows from operations are not. Whenever possible, please quantify all *material* line item changes with more than one business reason. Please refer to Item 303(a)(3) of Regulation S-K, Financial Reporting Codification 501.04, and SEC Release No. 33-8350.

Natural Gas Storage, page 21

2. We note operations and maintenance expenses decreased $59,000 in fiscal year 2006 due primarily to a one time credit related to a cavern lease payment recorded as a prepaid asset which will be amortized over the remaining term of the lease. Please explain to us what the one-time credit represents and the accounting that supported classification as a prepaid asset.

Note 7 - Stock Based Compensation and Capital Stock, page F-17

3. We note the Company entered into an agreement with John S. Davis, President and Chief Executive Officer, to aid in the transition of his previously announced retirement. As part of that agreement, effective July 1, 2007, all options previously granted to Mr. Davis that are then unvested will immediately become vested. Accelerated compensation expense of approximately $45,000 was recognized in the fourth quarter of fiscal 2006 and approximately $135,000 will be recognized in fiscal 2007. We assume the entire amount of compensation was not recognized in 2006 because of a service condition, if Mr. Davis was not required to provide future service, then please explain why the entire amount was not recognized in 2006. See paragraphs A57-A58 of SFAS no. 123(R).

Note 9 – Commitments and Contingencies, page F-24

4. Please provide an overview of the leasing arrangements that Bay Gas entered into and the accounting that was used. Please be specific as to each separate

arrangement. Please explain why the leases did not qualify as capital leases, in particular when the disclosure indicates that payments regarding the third cavern could extend as long as the cavern is in service.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272, Robert Babula, Review Accountant at (202) 551-3339 or me at (202) 551-3841 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief